Nucon-RF, Inc.
1574 Gulf Rd., #242
Point Roberts, WA 98281

June 12, 2007

VIA FEDEX AND EDGAR-CORRESPONDENCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 7010
Washington, D.C. 20549
Attn: Pamela A. Long

Re:	Nucon-RF, Inc.;
Registration Statement on Form 10-SB;
File No. 0-49876

Dear Ms. Long:

On behalf of Nucon-RF, Inc. (“Company” or “Nucon”), in response to the letter from the Securities and Exchange Commission (the “Commission”) dated May 25, 2007 (the “Comments Letter”), relating to the filing of the Amendment No. 1 to our registration statement on Form 10-SB, filed on May 15, 2007 (“Amendment No. 1”), please find attached herewith five (5) redlined and five (5) clean versions (originally executed) of the Company’s Amendment No. 2 to Form 10-SB (“Amendment No. 2”). The redlined version is marked to show revisions to the Amendment No. 1.

Set forth below are the items addressed by the Commission in the Comments Letter:

Financial Statements

1.
Your most recent financial statements included in the filing are as of December 31, 2006. However, you filed your Form SB-2/A on May 15, 2007, which is after the prescribed time in which your financial statements were considered current. Therefore, please amend your document to update the financial statements as set forth in Item 310(g) of Regulation S-B.

Included in the Amendment No. 2 are the reviewed financial statements of the Company for the three months ended March 31, 2007 and 2006 as required by Item 310(g) of Regulation S-B. In addition, please find a narrative in Item 2, Management’s Discussion and Analysis, comparing the financial results for the three months ended March 31, 2007 as compared to the three months ended March 31, 2006.

2.
We note that you subsequently acquired an additional 36.75% equity interest in ATOLL for $1,000,000 and the issuance of four million common shares, and as a result, you now own 50% of ATOLL. You state on page F-9 that you have not been able to exercise significant influence over ATOLL’s operating and financial policies and thus have accounted for the investment in ATOLL at the lower of cost or fair value in accordance

Re: Nucon-RF, Inc.
June 12, 2007

with FIN 35. Such treatment appears to be tantamount to the cost method, which is described in APB 18 (noting that FIN 35 is an interpretation of APB 18). However, paragraphs 2 and 3 of FIN 35 indicate that the equity method is to be used by investors who own 20 percent or more of the voting stock of an investee, giving the investor the ability to exercise significant influence over the investee’s operating and financial policies. In fact, the presumption is that such an investor has the ability to exercise significant influence over the investee’s operating and financial policies until overcome by predominant evidence to the contrary. Therefore, given the materiality of this investment, please explain to us how you determine that you have not been able to exercise significant influence over ATOLL’s operating and financial policies. At a minimum, we would expect you to address the indicators listed in paragraph 4 of FIN 35.

The Company has yet to exercise significant influence related to its investment in ATOLL and thus cannot use the equity method. Below is guidance from FIN 35 “Criteria for Applying the Equity Method of Accounting for Investments in Common Stock an interpretation of APB Opinion No. 18.”

4. Examples of indications that an investor may be unable to exercise significant influence over the operating and financial policies of an investee include:

a.	Opposition by the investee, such as litigation or complaints to governmental regulatory authorities, challenges the investor's ability to exercise significant influence.

Response - ATOLL supplies spare parts for Russian built nuclear power plants and for nuclear reactors that may be intended for use in defense related equipment. Due to security issues related to the nature of the products it has been difficult to arrange for ongoing audits of ATOLL.

b.	The investor and investee sign an agreement under which the investor surrenders significant rights as a shareholder.

Response - Not Applicable

c.	Majority ownership of the investee is concentrated among a small group of shareholders who operate the investee without regard to the views of the investor.

Response - In March 2007, Nucon acquired an additional 36.75% of the issued and outstanding common stock of ATOLL which increased Nucon’s investment to 50%. This 36.75% was purchased from individuals who continue to own an interest in ATOLL. The remaining 50% ownership is concentrated among a very small group of shareholders who have considerable influence over management and the operations of ATOLL.

d.
The investor needs or wants more financial information to apply the equity method than is available to the investee's other shareholders (for example, the investor wants quarterly financial information from an investee that publicly reports only annually), tries to obtain that information, and fails.

Re: Nucon-RF, Inc.
June 12, 2007

Response - Due to matters raised in item a. above Nucon has had difficulty obtaining the services of an auditor that has Russian security clearance and capable of providing U.S. GAAP statements.

e.	The investor tries and fails to obtain representation on the investee's board of directors.

Response - Not applicable.

Management and the Company’s independent auditors are of the opinion that due to being unable to exercise significant control the equity method of accounting is inappropriate. The Company is in the process of taking measures that will allow it to exercise significant control and apply the equity method of accounting.

If you have any questions, you can reach me at 604-943-0706. Thank you.

Very truly yours,

/s/ J.P. Todd Sinclair

J.P. Todd Sinclair

Encls.